United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Vale reaffirms its commitment to return the financial compensation from Risoleta Neves HPP

Rio de Janeiro, September 9th, 2021 - Vale S.A. (“Vale”) informs that it presented to the Brazilian National Electric Energy Agency (Aneel), on July 27th, a term of commitment to return the financial compensation from agents of electricity sector, due to the loss of power generation at the Risoleta Neves Hydroelectric Power Plant (“Risoleta Neves HPP”) after impacts from the Fundão Dam collapse.

The proposal provides for the payment of all amounts resulting from the shutdown of the Risoleta Neves HPP since the collapse in Mariana, on November 5, 2015, until December 2022, regardless of the outcome of the lawsuit filed by the Candonga Consortium. The retroactive amounts, already transferred to the plant, will be adjusted, estimated at approximately R$ 781 million, and returned in the first fiscal month after the effective date of the Term of Commitment. The subsequent amounts will be paid monthly in the settlements of the Chamber of Electric Energy Commercialization (CCEE) until December 2022, thus neutralizing all impacts during this period.

The deadline for December 2022 was based on the expected resumption of the Risoleta Neves HPP operation, with works to recover the assets and the reservoir being under execution by Samarco. Thus, energy generators and consumers can be reimbursed immediately and definitively since there is no tie between the payment and the result of the lawsuit filed by Consortium Candonga against ANEEL.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, wh en based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 9, 2021		Head of Investor Relations